UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Security Exchange Act of 1934
(Amendment No. 1)

Yandex N.V.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

N97284108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

This Amendment is being filed solely to correct a filing formatting error. No other changes have been made to the Schedule 13G as originally filed on February 14, 2012.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arkady Volozh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,459,684

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 34,459,684

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,115,070(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 20.1%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Consists of 40,115,070 Class B Shares, each of which may be converted at the option of the holder into one Class A Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Each Class B Share is entitled to ten votes per share, and each Class A Share is entitled to one vote per share. This total number of 40,115,070 Class B Shares includes 5,655,386 Class B shares held by BC&B Holdings B.V., a Dutch limited liability company (“BC&B”). BC&B is 100% owned by Strickland Holdings Ltd., a Cyprus registered limited liability company (“Strickland”). Approximately 8.3% of the share capital of Strickland is held by Belka Holdings Ltd. (“Belka”). Mr. Volozh owns 100% of the share capital of Belka. Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between Belka and the other shareholders of Strickland which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. Belka therefore has the right to control the voting and disposition of 5,655,386 Class B shares held by BC&B. Mr. Volozh disclaims beneficial ownership of the shares held by BC&B except to the extent of his pecuniary interest therein. The business address of BC&B is Laan Copes van Cattenburch 52, 2585 GB, The Hague, the Netherlands, and the business address of Belka is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands.

(2)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Belka Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,386(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%(4)

12.	Type of Reporting Person (See Instructions) OO

(3)  Shares held of record by BC&B. See footnote 1, above.

(4)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Strickland Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,386(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (6)

11.	Percent of Class Represented by Amount in Row (9) 3.4%(7)

12.	Type of Reporting Person (See Instructions) OO

(5)  Shares held of record by BC&B. See footnote 1, above.

(6)  Excludes 61,796,735 Class A Shares beneficially owned by other reporting persons.

(7)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

CUSIP No. N97284108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BC&B Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,655,386 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,655,386 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,386(8)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (9)

11.	Percent of Class Represented by Amount in Row (9) 3.4%(10)

12.	Type of Reporting Person (See Instructions) OO

(8)  See footnote 1, above.

(9)  Excludes 61,796,735 Class A Shares beneficially owned by other reporting persons.

(10)  Based on 159,217,348 Class A Shares outstanding as of December 31, 2011, and assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

Item 1.
(a)	Name of Issuer Yandex N.V.
(b)	Address of Issuer’s Principal Executive Offices Laan Copes Van Cattenburgh 52 The Hague P72585 The Netherlands

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)            Arkady Volozh

(ii)           Belka Holdings Ltd.

(iii)          Strickland Holdings Ltd.

(iv)          BC&B Holdings B.V.

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.
	(b)	Address of Principal Business Office c/o Yandex N.V. Laan Copes Van Cattenburgh 52 The Hague P72585 The Netherlands
	(c)	Citizenship (i) Russia (ii) British Virgin Islands (iii) Cyprus (iv) The Netherlands
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number N97284108

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-l(b)(1)(ii)(K).

Item 4.	Ownership
Class A Shares (11), (12)

	(a)	Amount beneficially owned:
		Arkady Volozh Belka Holdings Ltd. Strickland Holdings Ltd. BC&B Holdings B.V.	40,115,070 5,655,386 5,655,386 5,655,386
	(b)	Percent of class
		Arkady Volozh	20.1%
		Belka Holdings Ltd.	3.4%
		Strickland Holdings Ltd.	3.4%
		BC&B Holdings B.V.	3.4%
Class A Shares
	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote: Arkady Volozh Belka Holdings Ltd. Strickland Holdings Ltd. BC&B Holdings B.V.	34,459,684 0 0 0
		(ii) Shared power to vote or to direct the vote: Arkady Volozh Belka Holdings Ltd. Strickland Holdings Ltd. BC&B Holdings B.V.	5,655,386 5,655,386 5,655,386 5,655,386
		(iii) Sole power to dispose or to direct the disposition of : Arkady Volozh Belka Holdings Ltd. Strickland Holdings Ltd. BC&B Holdings B.V.	34,459,684 0 0 0
		(iv) Shared power to dispose or to direct the disposition of: Arkady Volozh Belka Holdings Ltd. Strickland Holdings Ltd. BC&B Holdings B.V.	5,655,386 5,655,386 5,655,386 5,655,386

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between Belka and the other ultimate shareholders of BC&B, which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder’s interests in Yandex. Belka may be deemed member of a group with Strickland and BC&B by reason of the shareholders agreement.  Mr. Volozh and Belka disclaim membership in such group and this report shall not be construed as an admission that such persons are members of a group.  The other ultimate beneficial holders of BC&B are filing a separate Schedule 13G to report their holdings.  Mr. Volozh and Belka disclaim beneficial ownership of the shares held by BC&B except to the extent of their pecuniary interest therein and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

Item 9.	Notice of Dissolution of Group
Not Applicable.

(11)  Assumes conversion of all such reporting person’s Class B Shares into Class A Shares.

(12)  See footnote 1, above.

Item 10.	Certification
Not Applicable.

Exhibits

99.1         EXHIBIT A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

/s/ Arkady Volozh
Arkady Volozh

BELKA HOLDINGS LTD.

By:	/s/ Juan Moore
Name: Juan Moore
Title: Director

STRICKLAND HOLDINGS LTD.

By:	/s/ Maria Iasonos
Name: Maria Iasonos
Title: Director

BC&B HOLDINGS B.V.

By:	/s/ George Papachristoforou
Name: George Papachristoforou
Title: Director